SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30900 ; File No. 812-14161]

NF Investment Corp., et al.; Notice of Application

January 31, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 17(d), 57(a)(4) and 57(i) of the

Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint

transactions otherwise prohibited by sections 17(d), 57(a)(4) and 57(i) of the Act and rule 17d-1

under the Act.

Summary of Application: Applicants request an order to permit business development companies

("BDCs") and certain closed-end management investment companies to co-invest in portfolio

companies with each other and with affiliated investment funds.

Applicants: NF Investment Corporation ("NFIC"); Carlyle GMS Finance, Inc. ("CGMSF," and

together with NFIC, the "Regulated Funds"); NFIC SPV LLC ("NFIC Sub"); Carlyle GMS Finance

SPV LLC ("CGMSF Sub" and together with NFIC Sub, the "SPV Subs"); and Carlyle GMS

Investment Management L.L.C. ("CGMSIM") on behalf of itself and its successors.[1]

Filing Dates: The application was filed on May 29, 2013, and amended on August 9, 2013,

December 12, 2013, and January 22, 2014.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on February 25, 2014, and

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[1] The term "successor" means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: c/o Ian J. Sandler, Carlyle GMS Finance, Inc., 520 Madison Avenue, 38th Floor, New York, NY 10022.

For Further Information Contact: Jean E. Minarick, Senior Counsel, at (202) 551-6811 or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   CGMSF and NFIC are both Maryland corporations organized as non-diversified, closed-end management investment companies that have elected to be regulated as BDCs under Section 54(a) of the Act.[2] The Objectives and Strategies[3] of both CGMSF and NFIC are to generate current income and capital appreciation primarily through debt investments in U.S. middle market

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[2] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3] "Objectives and Strategies" means a Regulated Fund's investment objectives and strategies, as described in the Regulated Fund's registration statement on Form 10 under the Securities Exchange Act of 1934 ("Exchange Act"), other filings made with the Commission by the Regulated Fund under the Exchange Act or under the Securities Act of 1933 ("Securities Act"), and the Regulated Fund's reports to shareholders.

companies. CGMSF and NFIC invest primarily in first lien senior secured and unitranche loans to private U.S. middle market companies that are, in many cases, controlled by private equity investment firms. A majority of the directors of the board of directors ("Board") of CGMSF and NFIC are persons who are not "interested persons" as defined in section 2(a)(19) of the Act of CGMSF, NFIC, respectively ("Non-Interested Directors").

2.　　CGMSIM is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") and serves as the investment adviser to CGMSF and NFIC. CGSIM is a Delaware corporation and a wholly owned subsidiary of The Carlyle Group L.P.

3.　　Applicants seek an order ("Order") to permit one or more Regulated Funds[4] and/or one or more Private Funds[5] (collectively, "Co-Investment Affiliates") to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under sections 17(d) and 57(a)(4) of the Act and rules under the Act ("Co-Investment Program") by (a) co-investing with each other in securities issued by issuers in private placement transactions[6] or loans made to issuers in which an Investment Adviser negotiates terms in addition to price and (b) making additional investments in securities or loans of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers ("Follow-On Investments"). For purposes of the application, "Co-Investment Transaction" means any transaction in which any of the Regulated Funds (or any SPV

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[4] "Regulated Fund" means CGMSF, NFIC and any future closed-end management investment company that (a) elects to be regulated as a BDC or is registered under the Act; (b) is advised by an Investment Adviser and (c) intends to participate in the Co-Investment Program (as defined below). The term "Investment Adviser" means (a) CGMSIM and (b) any future investment adviser controlling, controlled by, or under common control with CGMSIM.

[5] "Private Fund" means any entity (a) whose investment adviser is an Investment Adviser; (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act; and (c) that intends to participate in the Co-Investment Program.

[6] The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act.

Sub, as defined below) participated together with one or more Co-Investment Affiliates in reliance on the Order. "Potential Co-Investment Transaction" means any investment opportunity in which any of the Regulated Funds (or any SPV Sub, as defined below) could not participate together with one or more Co-Investment Affiliates without obtaining and relying on the Order.[7]

4.   Applicants state that a Regulated Fund may, from time to time, form one or more SPV Subs.[8] Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Co-Investment Affiliate because it would be a company controlled by its parent Regulated Fund for purposes of sections 17(d) and 57(a)(4) and rule 17d-1. Applicants request that each SPV Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the SPV Sub's participation in any such transaction be treated, for purposes of the requested Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a SPV Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the SPV Sub. The Regulated Fund's Board would make all relevant determinations under the conditions with regard to a SPV Sub's participation in a Co-Investment Transaction, and the Regulated Fund's Board would be informed of, and take into consideration, any proposed use of a SPV in the Regulated Fund's place. If the

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[7] All existing entities that currently intend to rely on the Order have been named as applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the application.

[8] "SPV Sub" means an entity that (a) is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (b) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below)); (c) with respect to which the Regulated Fund's Board has the sole authority to make all determinations with respect to the SPV Sub's participation under the conditions of the application; and (d) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. "SBIC Subsidiary" means an SPV Sub that is licensed by the Small Business Administration (the "SBA") to operate under the Small Business Investment Act of 1958 (the "SBA Act") as a small business investment company (an "SBIC").

Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its SPV Subs, the Regulated Fund's Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the SPV Sub. CGMSF Sub and NFIC Sub are SPV Subs of CGMSF or NFIC, respectively, and formed specifically for the purpose of procuring financing or otherwise holding investments.

5.   When considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Investment Adviser will consider the Objectives and Strategies, investment policies, investment positions, capital available for investment ("Available Capital"),[9] and other factors relevant to such Regulated Fund. Opportunities for Potential Co-Investment Transactions may arise when an investment adviser considers for a Co-Investment Affiliate investment opportunities that may be appropriate for a Regulated Fund. Upon issuance of the Order, the Investment Advisers will refer to the Investment Advisers of the Regulated Funds all Potential Co-Investment Transactions within a Regulated Fund's Objectives and Strategies that are considered for a Co-Investment Affiliate, and such investment opportunities may result in a Co-Investment Transaction.

6.   Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and upon making the determinations required in conditions 1 and 2(a), the applicable Investment Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the directors or trustees, as applicable, eligible to vote under section 57(o) of the Act ("Eligible Directors") and the "required majority," as defined in section 57(o) of the Act

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[9] "Available Capital" consists solely of liquid assets not held for permanent investment, including cash, amounts that can currently be drawn down from lines of credit, and marketable securities held for short-term purposes. In addition, Available Capital would include bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction.

("Required Majority"),[10] will approve each Co-Investment Transaction prior to any investment by a Fund.

7.   With respect to the pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Co-Investment Affiliate in such disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund's Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

8.   No Non-Interested Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company or a company controlled by such registered investment company unless the Commission has granted an order permitting such transactions. Section 57(a)(4) of the Act prohibits certain affiliated persons of

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[10] With respect to Regulated Funds that are not BDCs, the defined terms Eligible Directors and Required Majority apply as if each Regulated Fund were a BDC subject to section 57(o) of the Act.

a BDC from participating in joint transactions with the BDC (or a company controlled by such

BDC) in contravention of rules as prescribed by the Commission. Section 57(i) of the Act provides

that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under

section 17(d) of the Act applicable to registered closed-end investment companies will be deemed

to apply to BDCs. Because the Commission has not adopted any rules under section 57(a)(4), rule

17d-1 applies.

  2. Applicants submit that the Investment Advisers and the entities that they advise

would be deemed to be a person related to a Regulated Fund in a manner described by sections

17(d) or 57(b) and therefore prohibited by sections 17(d) or 57(a)(4) and rule 17d-1 from

participating in the Co-Investment Transactions. Further, because the SPV Subs are controlled by

the Regulated Funds, the SPV Subs are subject to sections 17(d) or 57(a)(4) and would be

prohibited by rule 17d-1 from participating in the Co-Investment Transactions without the Order.

  3. Rule 17d-1 under the Act generally prohibits participation by a registered investment

company, or a company controlled by such registered investment company, and an affiliated person

(as defined in section 2(a)(3) of the Act) or principal underwriter for that investment company, or an

affiliated person of such affiliated person or principal underwriter, in any joint enterprise or other

joint arrangement or profit sharing plan, as defined in the rule, absent an order by the Commission.

Similarly, rule 17d-1, as made applicable to BDCs by section 57(i), prohibits any person who is

related to a BDC in a manner described in section 57(b), acting as principal, from participating in,

or effecting any transaction in connection with, any joint enterprise or other joint arrangement or

profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant,

absent an order from the Commission. In passing upon applications under rule 17d-1, the

Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is

on a basis different from or less advantageous than that of other participants.

4.　　　　Applicants state that in the absence of the requested relief, the Regulated Funds

would be, in some circumstances, limited in their ability to participate in attractive and appropriate

investment opportunities. Applicants believe that the proposed terms and conditions will ensure

that the Co-Investment Transactions are consistent with the protection of each Regulated Fund's

shareholders and with the purposes intended by the policies and provisions of the Act. Applicants

state that the Regulated Funds' participation in the Co-Investment Transactions will be consistent

with the provisions, policies and purposes of the Act and on a basis that is not different from or less

advantageous than that of other participants.

<u>Applicants' Conditions</u>:

Applicants agree that any Order granting the requested relief will be subject to the following

conditions:

1.　　　　Each time an investment adviser to any Co-Investment Affiliate considers a Potential

Co-Investment Transaction for a Co-Investment Affiliate that falls within a Regulated Fund's then-

current Objectives and Strategies, the Regulated Fund's Investment Adviser will make an

independent determination of the appropriateness of the investment for the Regulated Fund in light

of such Regulated Fund's then-current circumstances.

2.　　　　(a)　　　　If the Investment Adviser deems the Regulated Fund's participation in any

such Potential Co-Investment Transaction is appropriate for the Regulated Fund, it will then

determine an appropriate level of investment for the Regulated Fund.

(b)　　　　If the aggregate amount recommended by an Investment Adviser to be

invested by the Regulated Fund in the Potential Co-Investment Transaction together with the amount proposed to be invested by the other Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on each participant's Available Capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Investment Advisers will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating Co-Investment Affiliate's Available Capital to assist the Eligible Directors with their review of the Regulated Fund's investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the Investment Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Co-Investment Affiliate, to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with Co-Investment Affiliates only if, prior to such Regulated Fund's and any Co-Investment Affiliates' participation in the Potential Co-Investment Transaction, a Required Majority of such Regulated Fund concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching of such Regulated Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(A) the interests of the shareholders of such Regulated Fund; and

(B) such Regulated Fund's then-current Objectives and Strategies;

(iii)   the investment by the Co-Investment Affiliates would not disadvantage such Regulated Fund, and participation by such Regulated Fund is not on a basis different from or less advantageous than that of any Co-Investment Affiliate; provided, that if a Co-Investment Affiliate, other than such Regulated Fund, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)   the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)   the Investment Advisers agree to, and do, provide, periodic reports to such Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any Co-Investment Affiliate or any affiliated person of a Co-Investment Affiliate receives in connection with the right of the Co-Investment Affiliate to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Co-Investment Affiliates (the Co-Investment Affiliates (other than the Regulated Funds) may, in turn, share their portion with their affiliated persons)) and the applicable Regulated Fund in accordance with the amount of each party's investment; and

(iv)   the proposed investment by such Regulated Fund will not benefit the Investment Advisers or the Co-Investment Affiliates or any affiliated person of either of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by sections 17(e) and 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The applicable Investment Adviser will present to the Board of the Regulated Fund, on a quarterly basis, a record of all investments made by the Co-Investment Affiliates in Potential Co-Investment Transactions during the preceding quarter that fell within such Regulated Fund's then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board of such Regulated Fund pursuant to this condition will be kept for the life of such Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for Follow-On Investments made in accordance with condition 8, below, a Regulated Fund will not invest in reliance on the Order in any issuer in which any Co-Investment Affiliate or any affiliated person of a Co-Investment Affiliate is an existing investor.

6.   A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for such Regulated Fund as for the Co-Investment Affiliates. The grant to a Co-Investment Affiliate, but not such Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio

company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.   (a)   If any Co-Investment Affiliate elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Investment Adviser will:

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)   formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)   Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to other Co-Investment Affiliates.

(c)   A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of each Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the applicable Investment Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d)   Each Co-Investment Affiliate will bear its own expenses in connection with any such disposition.

8.   (a)   If any Co-Investment Affiliate desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Investment Adviser will:

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)   A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the applicable Investment Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of the opportunity is not based on the Co-Investment Affiliate's outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the applicable Investment Adviser to be invested by such Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other Co-Investment Affiliates in the same transaction, exceeds the amount of the opportunity, then the amount invested by each such party will be allocated among them pro rata based on each participant's Available Capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by any Co-Investment Affiliate that the applicable Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments which such Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the applicable Regulated Fund of participating in new and existing Co-Investment Transactions. All information presented to such Regulated Fund's Board pursuant to this condition will be kept for the life of such Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

10.   Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11.   No Non-Interested Director of a Regulated Fund also will be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the 1940 Act) of any of the Co-Investment Affiliates (other than any other Fund).

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the applicable Investment Adviser under its respective investment advisory agreement with the applicable Regulated Fund or other Co-Investment Affiliate, be shared by such Regulated Fund and each Co-Investment Affiliate in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating applicable Regulated Fund and the Co-Investment Affiliates on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Investment Advisers of a Co-Investment Affiliate pending consummation of the transaction, the fee will be deposited into an account maintained by the Investment Advisers of Co-Investment Affiliates at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata between such Fund and the Co-Investment Affiliates based on the amounts they invest in such Co-Investment Transaction. None of the Co-Investment Affiliates, their investment advisers, nor any affiliated person (as defined in the Act) of the Regulated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other

than (a) in the case of Co-Investment Affiliates, the pro rata transaction fees described above and

fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Investment

Advisers, investment advisory fees paid in accordance with the agreements between such

Investment Advisers and the Co-Investment Affiliates).

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary